Filed Pursuant to Rule 424(b)(3)

File Number 333-133393

PROSPECTUS SUPPLEMENT NO. 1

to Prospectus, as amended and restated,

declared effective on March 19, 2010

(Registration No. 333-133393)

WINMARK CORPORATION

This Prospectus Supplement No.1 supplements our Prospectus, as amended and restated, declared effective March 19, 2010.

You should read this Prospectus Supplement No. 1 together with the Prospectus.

This Prospectus Supplement No. 1 includes the attached Quarterly Report of Winmark Corporation for the period ended March 27, 2010 on Form 10-Q as filed with the Securities and Exchange Commission on April 21, 2010.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus.  This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 1 supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 1 is April 29, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒                QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 27, 2010

or

☐                   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number: 000-22012

WINMARK CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota	41-1622691
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

605 Highway 169 North, Suite 400, Minneapolis, MN	55441
(Address of principal executive offices)	(Zip Code)

(763) 520-8500

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act: Yes ☐ No ☒

Common stock, no par value, 5,008,748 shares outstanding as of April 15, 2010.

WINMARK CORPORATION AND SUBSIDIARIES

PART I. FINANCIAL INFORMATION

ITEM 1:   Financial Statements

WINMARK CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED BALANCE SHEETS

	March 27, 2010 (Unaudited)	December 26, 2009 (Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$13,109,300	$9,490,800
Marketable securities	341,500	1,274,000
Current investments	2,000,000	2,000,000
Receivables, less allowance for doubtful accounts of $27,200 and $35,700	1,726,700	1,761,100
Net investment in leases - current	15,788,000	17,575,900
Inventories	118,700	111,400
Prepaid expenses	371,900	398,800
Total current assets	33,456,100	32,612,000
Net investment in leases - long-term	18,840,100	19,423,700
Long-term investments	2,212,600	2,232,900
Long-term receivables, net	11,800	14,900
Property and equipment, net	1,801,800	1,843,500
Other assets	677,500	677,500
	$56,999,900	$56,804,500

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Current line of credit	$4,012,200	$3,983,100
Current renewable unsecured subordinated notes	9,049,400	9,166,900
Accounts payable	1,294,900	1,415,200
Income tax payable	271,200	183,500
Accrued liabilities	2,257,300	1,794,100
Current discounted lease rentals	659,500	972,600
Current rents received in advance	334,300	294,400
Current deferred revenue	1,332,100	1,188,800
Deferred income taxes	1,057,700	1,057,700
Total current liabilities	20,268,600	20,056,300
Long-term line of credit	4,290,100	5,298,900
Long-term renewable unsecured subordinated notes	11,449,500	12,058,700
Long-term discounted lease rentals	400,300	507,600
Long-term rents received in advance	1,198,700	1,332,000
Long-term deferred revenue	744,500	709,500
Other long-term liabilities	1,269,100	1,298,400
Deferred income taxes	214,400	214,400
Shareholders’ Equity:
Common stock, no par, 10,000,000 shares authorized, 5,113,323 and 5,125,025 shares issued and outstanding	—	—
Accumulated other comprehensive (loss) income	(37,400)	9,600
Retained earnings	17,202,100	15,319,100
Total shareholders’ equity	17,164,700	15,328,700
	$56,999,900	$56,804,500

The accompanying notes are an integral part of these financial statements

WINMARK CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended
	March 27, 2010	March 28, 2009
REVENUE:
Royalties	$6,363,500	$5,633,500
Leasing income	2,524,900	2,701,700
Merchandise sales	494,700	625,400
Franchise fees	223,500	150,000
Other	236,200	139,400
Total revenue	9,842,800	9,250,000
COST OF MERCHANDISE SOLD	471,000	595,900
LEASING EXPENSE	547,300	682,500
PROVISION FOR CREDIT LOSSES	172,100	419,700
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,855,900	4,882,500
Income from operations	3,796,500	2,669,400
LOSS FROM EQUITY INVESTMENTS	(20,200)	(3,500)
INTEREST EXPENSE	(288,200)	(351,100)
INTEREST AND OTHER INCOME	177,700	61,100
Income before income taxes	3,665,800	2,375,900
PROVISION FOR INCOME TAXES	(1,484,700)	(962,200)
NET INCOME	$2,181,100	$1,413,700
EARNINGS PER SHARE – BASIC	$.43	$.26
EARNINGS PER SHARE – DILUTED	$.42	$.26
WEIGHTED AVERAGE SHARES OUTSTANDING – BASIC	5,128,408	5,396,156
WEIGHTED AVERAGE SHARES OUTSTANDING – DILUTED	5,196,377	5,398,276

The accompanying notes are an integral part of these financial statements

WINMARK CORPORATION AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended
	March 27, 2010	March 28, 2009
OPERATING ACTIVITIES:
Net income	$2,181,100	$1,413,700
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	119,500	131,200
Provision for credit losses	172,100	419,700
Compensation expense related to stock options	166,800	170,300
Gain on sale of marketable securities	(73,700)	—
Gain from disposal of property and equipment	—	(1,200)
Loss from equity investments	20,200	3,500
Deferred initial direct costs	(81,400)	(136,700)
Amortization of deferred initial direct costs	206,800	226,500
Change in operating assets and liabilities:
Receivables	37,600	6,600
Income tax receivable / payable	117,400	(537,300)
Inventories	(7,300)	(4,000)
Prepaid expenses	26,900	180,900
Deferred income taxes	—	1,396,700
Accounts payable	(120,300)	17,600
Accrued and other liabilities	433,900	(614,100)
Additions to advance and security deposits	581,600	30,500
Deferred revenue	178,300	109,700
Net cash provided by operating activities	3,959,500	2,813,600
INVESTING ACTIVITIES:
Proceeds from sale of marketable securities	995,900	—
Purchase of marketable securities	(66,400)	(259,400)
Proceeds from sale of property and equipment	—	1,800
Purchases of property and equipment	(77,800)	(693,400)
Purchase of equipment for lease contracts	(4,064,300)	(4,909,100)
Principal collections on lease receivables	4,968,300	5,501,500
Net cash provided by (used for) investing activities	1,755,700	(358,600)
FINANCING ACTIVITIES:
Payments on line of credit	(979,700)	(1,437,600)
Proceeds from issuance of subordinated notes	52,200	2,898,500
Payments on subordinated notes	(778,900)	(572,500)
Repurchases of common stock	(658,000)	(905,900)
Proceeds from exercises of stock options	193,100	—
Proceeds from discounted lease rentals	74,600	428,100
Net cash (used for) provided by financing activities	(2,096,700)	410,600
INCREASE IN CASH AND CASH EQUIVALENTS	3,618,500	2,865,600
Cash and cash equivalents, beginning of period	9,490,800	2,140,000
Cash and cash equivalents, end of period	$13,109,300	$5,005,600
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$587,600	$650,500
Cash paid for income taxes	$1,486,300	$103,900
Non-cash landlord leasehold improvements	$—	$1,072,400

The accompanying notes are an integral part of these financial statements

WINMARK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1.     Management’s Interim Financial Statement Representation:

The accompanying consolidated condensed financial statements have been prepared by Winmark Corporation and subsidiaries (the Company), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission.  The Company has a 52/53 week year which ends on the last Saturday in December.  The information in the consolidated condensed financial statements includes normal recurring adjustments and reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of such financial statements.  The consolidated condensed financial statements and notes are presented in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions for Form 10-Q, and therefore do not contain certain information included in the Company’s annual consolidated financial statements and notes.  This report should be read in conjunction with the audited consolidated financial statements and the notes thereto included in the Company’s latest Annual Report on Form 10-K.

Revenues and operating results for the three months ended March 27, 2010 are not necessarily indicative of the results to be expected for the full year.

Reclassifications

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.  Such reclassifications did not impact net income or shareholders’ equity as previously reported.

2.     Organization and Business:

The Company offers licenses to operate franchises using the service marks Play It Again Sports®, Plato’s Closet®, Once Upon A Child®, Music Go Round® and Wirth Business Credit®.  In addition, the Company sells inventory to its Play It Again Sports franchisees through its buying group.  The Company also operates both small-ticket and middle market equipment leasing businesses under the Wirth Business Credit® and Winmark Capital® marks.

3.     Investments:

Marketable Securities

The following is a summary of marketable securities classified as available-for-sale securities as required by Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic (ASC) 320, Investments-Debt and Equity Securities:

	March 27, 2010		December 26, 2009
	Cost	Fair Value	Cost	Fair Value
Equity securities	$402,600	$341,500	$1,258,500	$1,274,000

The Company’s unrealized gains and losses for marketable securities classified as available-for-sale securities in accumulated other comprehensive (loss) income are as follows:

	March 27, 2010	December 26, 2009
Unrealized gains	$—	$77,700
Unrealized losses	(61,100)	(62,200)
Net unrealized (losses) gains	$(61,100)	$15,500

The Company’s realized gains recognized on sales of available-for-sale marketable securities are as follows:

	Three Months Ended
	March 27, 2010	March 28, 2009
Realized gains	$73,700	$—
Realized losses	—	—
Net realized gains	$73,700	$—

Other Long-Term Investments

The Company has an equity method investment in Tomsten, Inc. (“Tomsten”), the parent company of “Archiver’s” retail chain.  Archiver’s is a retail concept created to help people preserve and enjoy their photographs.  The Company has invested a total of $7.5 million in the purchase of common stock of Tomsten.  The Company’s investment currently represents 18.3% of the outstanding common stock of Tomsten.  As of March 27, 2010, $0.2 million of the Company’s investment, with a current carrying cost of $2.2 million, is attributable to goodwill.  The amount of goodwill was determined by calculating the difference between the Company’s net investment in Tomsten less its pro rata share of Tomsten’s net worth.

In December 2009, the Company began providing management services to Tomsten.  Management fees received by the Company are recorded as other revenue.

The Company has a $2.0 million investment in senior subordinated promissory notes with warrants in BridgeFunds Limited (“BridgeFunds”).  BridgeFunds advances funds to claimants involved in civil litigation to cover litigation expenses.  Monthly prepayment of the principal of such notes in an amount equal to Available Cash Flow (as defined within the agreements governing the notes) is required, and the maturity date of the notes is September 30, 2010.  During the three months ended March 27, 2010, the Company did not receive any payments of principal or interest on the notes.  As of March 27, 2010, the $2.0 million investment balance is classified as current based on expected payments from Available Cash Flow, and $0.1 million of related interest receivable is included in current receivables.

4.  Investment in Leasing Operations:

Investment in leasing operations consists of the following:

	March 27, 2010	December 26, 2009
Minimum lease payments receivable	$37,559,400	$40,868,500
Estimated residual value of equipment	3,118,200	2,954,400
Unearned lease income net of initial direct costs deferred	(5,794,000)	(6,412,900)
Security deposits	(2,603,200)	(1,928,200)
Allowance for credit losses	(1,216,100)	(1,339,400)
Equipment installed on leases not yet commenced	3,563,800	2,857,200
Total net investment in leases	34,628,100	36,999,600
Less: net investment in leases – current	(15,788,000)	(17,575,900)
Net investment in leases – long-term	$18,840,100	$19,423,700

The Company had $295,400 and $525,000 of write-offs, net of recoveries, related to the lease portfolio during the first three months of 2010 and 2009, respectively.

As of March 27, 2010, no customer accounted for more than 10% of the Company’s total assets.

Minimum lease payments receivable under lease contracts and the amortization of unearned lease income, net of initial direct costs deferred, is as follows for the remainder of fiscal 2010 and the full fiscal years thereafter as of March 27, 2010:

Fiscal Year	Minimum Lease Payments Receivable	Income Amortization
2010	$16,426,400	$3,310,400
2011	13,927,000	1,967,000
2012	6,283,300	467,000
2013	835,900	45,200
2014	81,500	4,400
Thereafter	5,300	—
	$37,559,400	$5,794,000

5.  Accounting for Stock-Based Compensation:

The Company recognizes the cost of all share-based payments to employees, including grants of employee stock options, in the consolidated financial statements based on the grant date fair value of those awards.  This cost is recognized over the period for which an employee is required to provide service in exchange for the award.  The benefits associated with tax deductions in excess of recognized compensation expense are reported as a financing cash flow rather than as an operating cash flow.  Compensation expense of $166,800 and $170,300 relating to the vested portion of the fair value of stock options granted was expensed to “Selling, General and Administrative Expenses” in the first three months of 2010 and 2009, respectively.

The Company estimates the fair value of options granted using the Black-Scholes option valuation model.  The Company estimates the volatility of its common stock at the date of grant based on its historical volatility rate.  The Company’s decision to use historical volatility was based upon the lack of actively traded options on its common stock.  The Company estimates the expected term based upon historical option exercises.  The risk-free interest rate assumption is based on observed interest rates for the volatility period.  The Company uses historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest.  For options granted, the Company amortizes the fair value on a straight-line basis.  All options are amortized over the vesting periods.

The fair value of each option granted in 2010 and 2009 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Year Granted	Option Fair Value	Risk Free Interest Rate	Expected Life (Years)	Expected Volatility	Dividend Yield
2010	—	—	—	—	—
2009	$4.25 / $7.14	2.92% / 2.57%	6 / 6	27.1% / 27.6%	none

6.              New Accounting Pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) amended its guidance on accounting for variable interest entities (“VIEs”), effective for fiscal years beginning after November 15, 2009.  Among other things, the new guidance requires a more qualitative than quantitative approach to identifying a controlling financial interest in a VIE, requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of a VIE, and enhances disclosures about an enterprise’s involvement with a VIE.  The Company adopted the new guidance on December 27, 2009 and such adoption has not impacted the Company’s financial condition or results of operations.

7.     Earnings Per Share:

The Company calculates earnings per share by dividing net income by the weighted average number of shares of common stock outstanding to arrive at the Earnings Per Share - Basic.  The Company calculates Earnings Per Share - Diluted by dividing net income by the weighted average number of shares of common stock and dilutive stock equivalents from the exercise of stock options using the treasury stock method.  The weighted average diluted outstanding shares is computed by adding the weighted average basic shares outstanding with the dilutive effect of stock options equivalent to 67,969 shares and 2,120 shares for the three months ended March 27, 2010 and March 28, 2009, respectively.

Options totaling 38,598 and 557,329 shares for the three months ended March 27, 2010 and March 28, 2009, respectively, were outstanding but were not included in the calculation of Earnings Per Share — Diluted because their exercise prices were greater than the average market price of the common shares and, therefore, including the options in the denominator would be anti-dilutive.

8.     Shareholders’ Equity:

Repurchase of Common Stock

Under the board of directors’ authorization, as of March 27, 2010, the Company has the ability to repurchase up to 4,500,000 shares of its common stock, of which all but 230,380 shares have been repurchased.  Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing.  Since inception of stock repurchase activities in November 1995 through March 27, 2010, the Company has repurchased 4,269,620 shares of its stock at an average price of $14.37 per share.  In the first three months of 2010, the Company repurchased 30,576 shares for an aggregate purchase price of $658,000 or $21.52 per share.  These repurchase transactions reduced the dollar amount of common stock on the balance sheet to zero, with the remainder recorded to retained earnings.

Stock Option Plans

The Company has authorized up to 750,000 shares of common stock be reserved for granting either nonqualified or incentive stock options to officers and key employees under the Company’s 2001 Stock Option Plan (the “2001 Plan”).

The Company also sponsors a Stock Option Plan for Nonemployee Directors (the “Nonemployee Directors Plan”) and has reserved a total of 300,000 shares for issuance to directors of the Company who are not employees.

Stock option activity under the 2001 Plan and Nonemployee Directors Plan as of March 27, 2010 was as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value
Outstanding at December 26, 2009	614,650	$18.08	6.93	$2,524,800
Exercised	(16,874)	$11.45
Forfeited	—	—
Outstanding at March 27, 2010	597,776	$18.27	6.80	$2,519,300
Exercisable at March 27, 2010	326,316	$19.00	5.48	$1,203,500

All unexercised options at March 27, 2010 have an exercise price equal to the fair market value on the date of the grant.

As of March 27, 2010, the Company had $1,271,700 of total unrecognized compensation expense related to stock options that is expected to be recognized over the remaining weighted average period of approximately 2.6 years.

9.  Long-term Debt:

As of March 27, 2010, the Company’s borrowing availability under its Amended and Restated Revolving Credit Agreement (the “Credit Facility”), which provides for an aggregate commitment of $40.0 million subject to certain borrowing base limitations, was $40.0 million (the lesser of the borrowing base or the aggregate line of credit).  There were $8.3 million in borrowings outstanding at March 27, 2010 under the Credit Facility bearing interest ranging from 4.58% to 5.76% and having initial terms ranging from three years to five years, leaving $31.7 million available for additional borrowings.

The Credit Facility has been and will continue to be used for growing the Company’s leasing business, stock repurchases and general corporate purposes.  The Credit Facility is secured by a lien against substantially all of the Company’s assets, contains customary financial conditions and covenants, and requires maintenance of minimum levels of debt service coverage and tangible net worth and maximum levels of leverage (all as defined within the Credit Facility).  As of March 27, 2010, the Company was in compliance with all of its financial covenants.

Renewable Unsecured Subordinated Notes

In 2006, the Company filed a public offering of up to $50 million of Renewable Unsecured Subordinated Notes that was declared effective in June of that year.  Every year since the registration became effective, the Company has filed Post-Effective Amendments to keep the registration statement effective.  As of March 27, 2010, the Company has $20,498,900 outstanding in renewable unsecured subordinated notes.  The table below presents the Company’s outstanding notes payable as of March 27, 2010:

	Original Term	Principal Amount	Weighted Average Interest Rate
Renewable unsecured subordinated notes	3 months	$434,500	6.51%
	6 months	482,000	7.25%
	1 year	2,239,300	8.26%
	2 years	3,223,300	9.29%
	3 years	5,187,300	9.96%
	4 years	1,973,500	9.86%
	5 years	5,998,500	10.11%
	10 years	960,500	10.51%
	Total:	$20,498,900	9.59%

The Company made interest payments of $504,200 and $520,100 on the renewable unsecured subordinated notes during the first three months of 2010 and 2009, respectively.  The weighted average  initial and remaining terms of the outstanding renewable unsecured subordinated notes are 42 months and 16 months, respectively.

10.  Discounted Lease Rentals

The Company utilized certain lease receivables and underlying equipment as collateral to borrow from financial institutions at a weighted average rate of 4.74% at March 27, 2010 on a non-recourse basis.  In the event of a default by a customer in non-recourse financing, the financial institution has a first lien on the underlying leased equipment, with no further recourse against the Company.  As of March 27, 2010, $0.7 million of the $1.1 million balance is classified as a current liability.

11.  Segment Reporting:

The Company currently has two reportable business segments, franchising and leasing.  The franchising segment franchises value-oriented retail store concepts that buy, sell, trade and consign merchandise and Wirth Business Credit, Inc., a small ticket leasing franchise.  The leasing segment includes (i) Winmark Capital Corporation, a middle-market equipment leasing business and (ii) Wirth Business Credit, Inc., a small ticket financing business.  Segment reporting is intended to give financial statement users a better view of how the Company manages and evaluates its businesses. The Company’s internal management reporting is the basis for the information disclosed for its business segments and includes allocation of shared-service costs.  Segment assets are those that are directly used in or identified with segment operations, including cash, accounts receivable, prepaids, inventory, property and equipment and investment in leasing operations. Unallocated assets include corporate cash and cash equivalents, marketable securities, current and long-term investments, deferred tax amounts and other corporate assets.  Inter-segment balances and transactions have been eliminated.  The following tables summarize financial information by segment and provide a reconciliation of segment contribution to operating income:

	Three Months Ended
	March 27, 2010	March 28, 2009
Revenue:
Franchising	$7,297,900	$6,548,300
Leasing	2,544,900	2,701,700
Total revenue	$9,842,800	$9,250,000

Reconciliation to operating income:
Franchising segment contribution	$3,375,000	$2,483,200
Leasing segment contribution	421,500	186,200
Total operating income	$3,796,500	$2,669,400

Depreciation and amortization:
Leasing	$3,800	$15,100
Allocated	115,700	116,100
Total depreciation and amortization	$119,500	$131,200

	As of
	March 27, 2010	December 26, 2009
Identifiable assets:
Franchising	$3,213,800	$3,137,300
Leasing	36,582,700	38,281,900
Unallocated	17,203,400	15,385,300
Total	$56,999,900	$56,804,500

12.  Subsequent Events:

On April 2, 2010, in connection with the Company’s existing stock repurchase plan, Winmark repurchased 25,000 shares of common stock from Ronald G. Olson, a greater than 5% shareholder, for aggregate consideration of $562,500, or $22.50 per share.

ITEM 2:   Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

As of March 27, 2010, we had 904 franchises operating under the Play it Again Sports, Plato’s Closet, Once Upon a Child, Music Go Round and Wirth Business Credit brands and had a leasing portfolio of $34.6 million.  Management closely tracks the following criteria to evaluate current business operations and future prospects: franchising revenue, leasing activity, and selling, general and administrative expenses.

Our most profitable sources of franchising revenue are royalties earned from our franchise partners and franchise fees for new store openings and transfers.  During the first three months of 2010, our royalties increased $730,000 or 13.0% compared to the first three months of 2009.  Franchise fees increased $73,500 or 49.0% compared to the same period last year.

During the first three months of 2010, we purchased $4.1 million in equipment for lease contracts compared to $4.9 million in the first three months of 2009.  The level of equipment purchases for lease contracts continues to be impacted by the unfavorable general economic environment as well as reduced  application volume in our small-ticket financing business.  Overall, our leasing portfolio (net investment in leases — current and long-term) decreased to $34.6 million at March 27, 2010 from $37.0 million at December 26, 2009.  Leasing income during the first three months of 2010 was $2.5 million compared to $2.7 million in the same period last year, a decrease of 6.5%.  (See Note 11 — “Segment Reporting”).  Our earnings are also impacted by credit losses.  During the first three months of 2010, our provision for credit losses decreased to $172,100 from $419,700 in the first three months of 2009, as we experienced a lower level of net write-offs and delinquencies, primarily in the small-ticket financing business portion of our leasing segment.

Management continually monitors the level and timing of selling, general and administrative expenses.  The major components of selling, general and administrative expenses include salaries, wages and benefits, advertising, travel, occupancy, legal and professional fees.  During the first three months of 2010, selling, general and administrative expense decreased $26,600, or 0.5%, compared to the first three months of 2009.

Management also monitors several nonfinancial factors in evaluating the current business operations and future prospects including franchise openings and closings and franchise renewals.  The following is a summary of our franchising activity for the first three months ended March 27, 2010:

					THREE MONTHS ENDING 3/27/10
	TOTAL 12/26/09	OPENED	CLOSED	TOTAL 3/27/10	AVAILABLE FOR RENEWAL	COMPLETED RENEWALS
Play It Again Sports Franchises - US and Canada	341	1	(1)	341	10	10

Plato’s Closet Franchises - US and Canada	267	5	0	272	6	5

Once Upon A Child Franchises - US and Canada	235	3	(3)	235	11	11

Music Go Round Franchises - US	34	1	0	35	0	0

Total Franchised Stores	877	10	(4)	883	27	26

Wirth Business Credit Territories - US	37	0	(16)	21	0	0

Total Franchises/Territories	914	10	(20)	904	27	26

Renewal activity is a key focus area for management.  Our franchisees sign 10-year agreements with us.  The renewal of existing franchise agreements as they approach their expiration is an indicator that management monitors to determine the health of our business and the preservation of future royalties.  During the first three months of 2010, we renewed 26 of the 27 franchise agreements available for renewal.

Our ability to grow our profits is dependent on our ability to: (i) effectively support our franchise partners so that they produce higher revenues, (ii) open new franchises, (iii) increase lease originations and minimize write-offs in our leasing portfolios, and (iv) control our selling, general and administrative expenses.

Results of Operations

The following table sets forth selected information from our Condensed Consolidated Statements of Operations expressed as a percentage of total revenue:

	Three Months Ended
	March 27, 2010	March 28, 2009
Revenue:
Royalties	64.6%	60.9%
Leasing income	25.7	29.2
Merchandise sales	5.0	6.8
Franchise fees	2.3	1.6
Other	2.4	1.5
Total revenue	100.0%	100.0%
Cost of merchandise sold	(4.8)	(6.4)
Leasing expense	(5.6)	(7.4)
Provision for credit losses	(1.7)	(4.5)
Selling, general and administrative expenses	(49.3)	(52.8)
Income from operations	38.6	28.9
Loss from equity investments	(0.2)	(0.0)
Interest expense	(2.9)	(3.8)
Interest and other income	1.8	0.6
Income before income taxes	37.3	25.7
Provision for income taxes	(15.1)	(10.4)
Net income	22.2%	15.3%

Comparison of Three Months Ended March 27, 2010 to

Three Months Ended March 28, 2009

Revenue

Revenues for the first three months of 2010 totaled $9.8 million compared to $9.3 million for the comparable period in 2009.

Royalties and Franchise Fees

Royalties increased to $6.4 million for the first three months of 2010 from $5.6 million for the first three months of 2009, a 13.0% increase.  The increase was due to higher Play It Again Sports, Plato’s Closet and Once Upon A Child royalties of $286,600, $325,800 and $114,400, respectively.  The increase in royalties for these brands is primarily due to higher franchisee retail sales in these brands as well as having 29 additional Plato’s Closet franchise stores in the first three months of 2010 compared to the same period last year.

Franchise fees increased to $223,500 for the first three months of 2010 compared to $150,000 for the first three months of 2009, primarily as a result of opening 3 more franchise territories in the 2010 period compared to the same period in 2009.

Leasing Income

Leasing income decreased 6.5% to $2,524,900 for the first three months of 2010 compared to $2,701,700 for the same period in 2009.  The decrease is due to a smaller lease portfolio in 2010 compared to 2009.  Our trailing-twelve-month average lease portfolio as of March 27, 2010 was $38.9 million compared to $45.4 million as of March 28, 2009.

Merchandise Sales

Merchandise sales include the sale of product to franchisees either through the Play It Again Sports buying group, or through our Computer Support Center (together, “Direct Franchisee Sales”).  Direct Franchisee Sales decreased 20.9% to $494,700 for the first three months of 2010 from $625,400 for the same period last year.  This is a result of management’s strategic decision to have more franchisees purchase merchandise directly from vendors and having 15 fewer Play It Again Sports stores open than one year ago.

Cost of Merchandise Sold

Cost of merchandise sold includes in-bound freight and the cost of merchandise associated with Direct Franchisee Sales.  Cost of merchandise sold decreased 21.0% to $471,000 for the first three months of 2010 from $595,900 for the same period last year.  The decrease was primarily due to a decrease in Direct Franchisee Sales discussed above.  Cost of merchandise sold as a percentage of Direct Franchisee Sales for the first three months of 2010 and 2009 was 95.2% and 95.3%, respectively.

Leasing Expense

Leasing expense decreased to $547,300 for the first three months of 2010 compared to $682,500 for the first three months of 2009.  The decrease is primarily due to lower borrowing costs in connection with the lease portfolio.

Provision for Credit Losses

Provision for credit losses decreased to $172,100 for the first three months of 2010 compared to $419,700 for the first three months of 2009.  The decrease is primarily due to a lower level of net write-offs and delinquencies, primarily in the small-ticket financing business portion of our leasing segment.  During the first three months of 2010, we had total net write-offs of $295,400 compared to $525,000 in the first three months of 2009.

Selling, General and Administrative

Selling, general and administrative expenses of $4,855,900 in the first three months of 2010 was comparable to $4,882,500 in the same period of 2009.

Segment Comparison of Three Months Ended March 27, 2010 to

Three Months Ended March 28, 2009

Franchising segment operating income

The franchising segment’s operating income for the first three months of 2010 increased by $891,800, or 35.9%, to $3.4 million from $2.5 million for the first three months of 2009. The increase in segment contribution was primarily due to increased royalty revenue.

Leasing segment operating income

The leasing segment’s operating income for the first three months of 2010 increased by $235,300 to $421,500 from $186,200 for the first three months of 2009.  This improvement was primarily due to a decrease in the provision for credit losses which resulted from a lower level of write-offs and delinquencies in our leasing portfolio.

Liquidity and Capital Resources

Our primary sources of liquidity have historically been cash flow from operations and borrowings.  The components of the statement of operations that affect our liquidity include non-cash items for depreciation, compensation expense related to stock options and loss from equity investments.  The most significant component of the balance sheet that affects liquidity is investments.  Investments include $4.2 million of illiquid investments in two private companies: Tomsten, Inc. and BridgeFunds, LLC.

We ended the first quarter of 2010 with $13.1 million in cash and cash equivalents and a current ratio (current assets divided by current liabilities) of 1.7 to 1.0 compared to $5.0 million in cash and cash equivalents and a current ratio of 1.4 to 1.0 at the end of the first quarter of 2009.

Operating activities provided $4.0 million of cash during the first three months of 2010 compared to $2.8 million during the same period last year.  Cash provided by operating assets and liabilities include an increase in advance and security deposits of $581,600, primarily due to new lease originations.

Investing activities provided $1.8 million of cash during the first three months of 2010 compared to $0.4 million used during the same period of 2009.  The 2010 activities consisted primarily of the purchase of equipment for lease contracts of $4.1 million and collections on lease receivables of $5.0 million.

Financing activities used $2.1 million of cash during the first three months of 2010 compared to $0.4 million provided during the same period of 2009.  The 2010 activities consisted primarily of net proceeds from exercises of stock options of $0.2 million, net payments of $1.7 million on the line of credit and subordinated notes as well as $0.7 million used to purchase 30,576 shares of our common stock.

As of March 27, 2010, we had no off balance sheet arrangements.

As of March 27, 2010, our borrowing availability under our Amended and Restated Revolving Credit Agreement (the “Credit Facility”), which provides for an aggregate commitment of $40.0 million subject to certain borrowing base limitations, was $40.0 million (the lesser of the borrowing base or the aggregate line of credit).  There were $8.3 million in borrowings outstanding at March 27, 2010 under the Credit Facility bearing interest ranging from 4.58% to 5.76% and having initial terms ranging from three years to five years, leaving $31.7 million available for additional borrowings.

The Credit Facility has been and will continue to be used for growing our leasing business, stock repurchases and general corporate purposes.  The Credit Facility is secured by a lien against substantially all of our assets, contains customary financial conditions and covenants, and requires maintenance of minimum levels of debt service coverage and tangible net worth and maximum levels of leverage (all as defined within the Credit Facility).  As of March 27, 2010, we were in compliance with all of our financial covenants.

On April 19, 2006, we announced the filing of a “shelf registration” on Form S-1 registration statement with the Securities and Exchange Commission for the sale of up to $50 million of renewable subordinated unsecured notes with maturities from three months to ten years.  In June 2006, the Form S-1 registration became effective.  Every year since the S-1 registration became effective, we have filed Post-Effective Amendments to keep the registration statement effective.  We have in the past and continue to intend to use the net proceeds from the offering to pay down our credit facility, expand our leasing portfolio, to make acquisitions, to repurchase common stock and for other general corporate purposes.  As of March 27, 2010, $32.5 million of the renewable subordinated notes have been sold, leaving $17.5 million remaining to be sold.  In addition, the $20.5 million of notes that remained outstanding at March 27, 2010 will automatically renew at each note’s individual maturity date unless we decide to repay the note(s) or the investor(s) notify us that they want the notes repaid.

We may utilize discounted lease financing to provide funds for a portion of our leasing activities.  Rates for discounted lease financing reflect prevailing market interest rates and the credit standing of the lessees for which the payment stream of the leases are discounted.  We believe that discounted lease financing will continue to be available to us at competitive rates of interest through the relationships we have established with financial institutions.

We believe that the combination of our cash on hand, the cash generated from our franchising business, cash generated from discounting sources, our bank line of credit as well as our renewable subordinated unsecured notes, will be adequate to fund our planned operations, including leasing activity, for 2010.

Critical Accounting Policies

The Company prepares the consolidated financial statements of Winmark Corporation and Subsidiaries in conformity with accounting principles generally accepted in the United States of America.  As such, the Company is required to make certain estimates, judgments and assumptions that it believes are reasonable based on information available.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.  There can be no assurance that actual results will not differ from these estimates.  The critical accounting policies that the Company believes are most important to aid in fully understanding and evaluating the reported financial results include the following:

Revenue Recognition — Royalty Revenue and Franchise Fees

The Company collects royalties from each retail franchise based on a percentage of retail store gross sales.  The Company recognizes royalties as revenue when earned.  At the end of each accounting period, estimates of royalty amounts due are made based on applying historical weekly sales information to the number of weeks of unreported franchisee sales.  If there are significant changes in the actual performance of franchisees versus the Company’s estimates, its royalty revenue would be impacted.  During the first three months of 2010, the Company collected $92,300 more than it estimated at December 26, 2009.  As of March 27, 2010, the Company’s royalty receivable was $1,041,600.

The Company collects initial franchise fees when franchise agreements are signed and recognizes the initial franchise fees as revenue when the franchise is opened, which is when the Company has performed substantially all initial services required by the franchise agreement.  Franchise fees collected from franchisees but not yet recognized as income are recorded as deferred revenue in the liability section of the consolidated balance sheet.  As of March 27, 2010, deferred franchise fees were $1,055,400.

Leasing Income Recognition

Leasing income is recognized under the effective interest method.  The effective interest method of income recognition applies a constant rate of interest equal to the internal rate of return on the lease.  Generally, when a lease is 90 days or more delinquent, the lease is classified as being on non-accrual and the Company stops recognizing leasing income on that date.

In certain circumstances, the Company may re-lease equipment in its existing portfolio.  This may give rise to dealer profit and require the Company to account for the lease as a sales-type lease.  At inception of a sales-type lease, revenue is recorded that consists of the present value of the future minimum lease payments discounted at the rate implicit in the lease.  In subsequent periods, the recording of income is consistent with the accounting for a direct financing lease.

Allowances for Credit Losses

The Company maintains an allowance for credit losses at an amount that it believes to be sufficient to absorb losses inherent in its existing lease portfolio as of the reporting dates.  A provision is charged against earnings to maintain the allowance for credit losses at the appropriate level.  If the actual results are different from the Company’s estimates, results could be different.  The Company’s policy is to charge-off against the allowance the estimated unrecoverable portion of accounts once they reach 121 days delinquent.

Stock-Based Compensation

The Company currently uses the Black-Scholes option pricing model to determine the fair value of stock options.  The determination of the fair value of the awards on the date of grant using an option-pricing model is affected by stock price as well as assumptions regarding a number of complex and subjective variables.  These variables include implied volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

The Company evaluates the assumptions used to value awards on an annual basis.  If factors change and the Company employs different assumptions for estimating stock-based compensation expense in future periods or if the Company decides to use a different valuation model, the future periods may differ significantly from what it has recorded in the current period and could materially affect operating income, net income and earnings per share.

Impairment of Long-term Investments

The Company evaluates its long-term investments for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying amount may not be recoverable.  The impairment, if any, is measured by the difference between the assets’ carrying amount and their fair value, based on the best information available, including market prices, discounted cash flow analysis or other financial metrics that management utilizes to help determine fair value.  Judgments made by management related to the fair value of its long-term investments are affected by factors such as the ongoing financial performance of the investees, additional capital raised by the investees as well as general changes in the economy.

Forward Looking Statements

The statements contained in this Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are not strictly historical fact, including without limitation, the Company’s belief that it will have adequate capital and reserves to meet its current and contingent obligations and operating needs, as well as its disclosures regarding market rate risk are forward looking statements made under the safe harbor provision of the Private Securities Litigation Reform Act.  Such statements are based on management’s current expectations as of the date of this Report, but involve risks, uncertainties and other factors that may cause actual results to differ materially from those contemplated by such forward looking statements.  Investors are cautioned to consider these forward looking statements in light of important factors which may result in material variations between results contemplated by such forward looking statements and actual results and conditions.  See the section appearing in our annual report on Form 10-K for the fiscal year ended December 26, 2009 entitled “Risk Factors” and Part II, Item 1A in this Report for a more complete discussion of certain factors that may cause the Company’s actual results to differ from those in its forward looking statements.  You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made.  The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

ITEM 3:   Quantitative and Qualitative Disclosures About Market Risk

The Company incurs financial markets risk in the form of interest rate risk.  Risk can be quantified by measuring the financial impact of a near-term adverse increase in short-term interest rates.  The Company currently has available a $40.0 million line of credit with Bank of America, N.A. and The PrivateBank and Trust Company.  The interest rates applicable to this agreement are based on either the bank’s base rate or LIBOR for short-term borrowings (less than six months) or the bank’s index rate for borrowings one year or greater.  The Company had $8.3 million of debt outstanding at March 27, 2010 under this line of credit, all of which was in the form of fixed rate borrowings in excess of one year and therefore were not subject to daily changes in the bank’s base rate or LIBOR.  The Company’s earnings would be affected by changes in these short-term interest rates only in the event that it were to borrow additional amounts under this facility with interest rates based on the bank’s base rate or LIBOR.  With the Company’s current borrowings, a one percent increase in short-term rates would have no impact on annual pretax earnings.  The Company had no interest rate derivatives in place at March 27, 2010.

Approximately $10.8 million of the Company’s cash and cash equivalents at March 27, 2010 was invested in money market mutual funds, which are subject to the effects of market fluctuations in interest rates.

Although the Company conducts business in foreign countries, international operations are not material to its consolidated financial position, results of operations or cash flows.  Additionally, foreign currency transaction gains and losses were not material to the Company’s results of operations for the three months ended March 27, 2010.  Accordingly, the Company is not currently subject to material foreign currency exchange rate risks from the effects that exchange rate movements of foreign currencies would have on its future costs or on future cash flows it would receive from its foreign activity.  To date, the Company has not entered into any foreign currency forward exchange contracts or other derivative financial instruments to hedge the effects of adverse fluctuations in foreign currency exchange rates.

ITEM 4T:   Controls and Procedures

As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of its disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”).  Based upon, and as of the date of that evaluation, the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  There was no change in the Company’s internal control over financial reporting during its most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

PART II.                OTHER INFORMATION

ITEM 1:  Legal Proceedings

We are not a party to any material litigation and are not aware of any threatened litigation that would have a material adverse effect on our business.

ITEM 1A:  Risk Factors

In addition to the other information set forth in this report, including the important information in “Forward-Looking Statements,” you should carefully consider the “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the year ended December 26, 2009.  If any of those factors were to occur, they could materially adversely affect the Company’s financial condition or future results, and could cause its actual results to differ materially from those expressed in its forward-looking statements in this report.  The Company is aware of no material changes to the Risk Factors discussed in the Company’s Annual Report on Form 10-K for the year ended December 26, 2009.

ITEM 2:  Unregistered Sales of Equity Securities and Use of Proceeds

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan(1)	Maximum Number of Shares that may yet be Purchased Under the Plan

December 27, 2009 to January 30, 2010	6,382	$22.20	6,382	254,574
January 31, 2010 to February 27, 2010	8,701	21.46	8,701	245,873
February 28, 2010 to March 27, 2010	15,493	21.28	15,493	230,380
Total	30,576	$21.52	30,576	230,380

(1)                                  The Board of Directors’ authorization for the repurchase of shares of the Company’s common stock was originally approved in 1995 with no expiration date.  The total shares approved for repurchase has been increased by additional Board of Directors’ approvals and is currently limited to 4,500,000 shares, of which 230,380 may still be repurchased.

ITEM 3:  Defaults Upon Senior Securities

None.

ITEM 4:  Reserved

ITEM 5:  Other Information

All information required to be reported in a report on Form 8-K during the first quarter covered by this Form 10-Q has been reported.

ITEM 6:   Exhibits

3.1                                 Articles of Incorporation, as amended (Exhibit 3.1)(1)

3.2                                 By-laws, as amended and restated to date (Exhibit 3.2)(2)

31.1                           Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2                           Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1                           Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.2                           Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

* Filed Herewith

(1)                                  Incorporated by reference to the specified exhibit to the Registration Statement on Form S-1, effective August 24, 1993 (Reg. No. 333-65108).

(2)                                  Incorporated by reference to the specified exhibit to the Annual Report on Form 10-K for the fiscal year ended December 30, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 21, 2010	By:	/s/ John L. Morgan
John L. Morgan Chairman of the Board and Chief Executive Officer (principal executive officer)

Date: April 21, 2010	By:	/s/ Anthony D. Ishaug
Anthony D. Ishaug Chief Financial Officer and Treasurer (principal financial and accounting officer)

EXHIBIT INDEX

WINMARK CORPORATION

FORM 10-Q FOR QUARTER ENDED MARCH 27, 2010

Exhibit No.	Description

3.1	Articles of Incorporation, as amended (Exhibit 3.1)(1)

3.2	By-laws, as amended and restated to date (Exhibit 3.2)(2)

31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*Filed Herewith

(1)       Incorporated by reference to the specified exhibit to the Registration Statement on Form S-1, effective August 24, 1993 (Reg. No. 333-65108).

(2)       Incorporated by reference to the specified exhibit to the Annual Report on Form 10-K for the fiscal year ended December 30, 2006.

EXHIBIT 31.1

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John L. Morgan, certify that:

1.     I have reviewed this report on Form 10-Q of Winmark Corporation;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.     The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: April 21, 2010	/s/ John L. Morgan
John L. Morgan Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Anthony D. Ishaug, certify that:

1.     I have reviewed this report on Form 10-Q of Winmark Corporation;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.     The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.     The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: April 21, 2010	Signature:	/s/ Anthony D. Ishaug
Anthony D. Ishaug Chief Financial Officer and Treasurer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Winmark Corporation (the “Company”) on Form 10-Q for the quarter ended March 27, 2010 as filed with the Securities and Exchange Commission (the “Report”), I, John L. Morgan, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Winmark Corporation and will be retained by Winmark Corporation and furnished to the Securities and Exchange Commission upon request.

Date: April 21, 2010	/s/ John L. Morgan
John L. Morgan Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Winmark Corporation (the “Company”) on Form 10-Q for the quarter ended March 27, 2010 as filed with the Securities and Exchange Commission (the “Report”), I, Anthony D. Ishaug, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)           The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)           The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Winmark Corporation and will be retained by Winmark Corporation and furnished to the Securities and Exchange Commission upon request.

Date: April 21, 2010	/s/ Anthony D. Ishaug
Anthony D. Ishaug Chief Financial Officer and Treasurer